UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Rite Aid 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

THE RITE AID 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4–12

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	14

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
The Rite Aid 401(k) Plan
Harrisburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2010

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant-directed investments — at fair value	$1,907,594,727	$1,527,308,557

Contributions receivable:
Employer	43,949,412	4,498,792
Employee	2,093,282

Total contributions receivable	46,042,694	4,498,792

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,953,637,421	1,531,807,349

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(11,002,044)	3,046,085

NET ASSETS AVAILABLE FOR BENEFITS	$1,942,635,377	$1,534,853,434

See notes to financial statements.

THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Employee contributions	$132,599,979
Employer contributions	61,562,963
Rollover contributions	2,122,066
Investment income	27,690,535
Net appreciation in fair value of investments	341,131,549

Total additions	565,107,092

DEDUCTIONS:
Benefit payments	156,223,027
Administrative expenses	1,102,122

Total deductions	157,325,149

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	407,781,943

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,534,853,434

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,942,635,377

See notes to financial statements.

THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of The Rite Aid 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the “Company,” “Rite Aid” or “Plan Sponsor”) contributed to a participant’s account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan and allocated to participant accounts, if any.

T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator (“Plan Administrator”) and is responsible for the preparation of the Plan’s financial statements.

Participation — Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

Contributions — Effective January 1, 2008, participants may contribute up to 70% of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant’s pretax payroll contributions, up to a maximum of 3% of such participant’s pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant’s additional pretax payroll contributions, up to a maximum of 2% of such participant’s additional pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service (“IRS”). A participant may also contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan.

Investment Options — The Plan provides participants with the option of investing the participant’s account balances into various investment options offered by the Plan. The Plan currently offers 18 mutual funds (There are 19 funds listed; however only 18 funds are available for participants to invest. The insurance fund is no longer available for new contributions.), 5 custom funds, 1 common/collective trust, a stable value fund and Rite Aid Corporation common stock. Effective February 3, 2009, Rite Aid common stock is no longer available for new contributions.

The Plan’s custom funds are custom investment options created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom funds are unregistered custom accounts maintained by the trustee. The performance of the custom fund is based on the performance of the underlying mutual funds which are registered in the market.

Payment of Benefits — Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including installment payments or lump-sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to the participant’s termination of employment.

Loans — A participant may elect to borrow against the participant’s vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant’s vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to three outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

Vesting — A participant is vested immediately in all employee contributions credited to the participant’s accounts plus actual earnings (losses) thereon. Effective January 1, 2002, participants became immediately vested in all Plan Sponsor’s contributions credited to the participant’s accounts plus actual earnings (losses) thereon made after that date. Prior to January 1, 2002, vesting in the Plan Sponsor’s contributions was based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor’s contributions upon the participant’s death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant’s account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,217,220 and $931,251, respectively. These forfeited amounts may, among other uses, be used to reduce future employer contributions and pay certain administrative expenses. During the year ended December 31, 2009, certain administrative expenses were paid by forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting, and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.

The stable value fund (“SVF”) includes two fully benefit-responsive synthetic guaranteed investment contracts (“GIC”) whose underlying investments are stated at fair value and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

In accordance with GAAP, the SVF is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Participant loans are valued at the outstanding loan balances, which approximates fair value.

The common collective trust funds and the SVF may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan had 3,102,856 and 3,252,175 shares of Company common stock at December 31, 2009 and 2008, respectively.

Valuation of Investment(s) Contracts — The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America (“Prudential”), T. Rowe Price Retirement Plan Services (“T. Rowe Price”) and a portfolio of assets owned by the Plan or designee. Interest on the SVF is credited daily. T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%–50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

Administrative Expenses — Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2009, participant accounts have paid substantially all administrative expenses.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan’s net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

The Plan invests in mutual funds, common/collective trusts, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009.

In 2009, FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. ASU 2009-12 requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

		December 31,
		2009	2008
Level 1:
Mutual Funds:
T. Rowe Price	Retirement 2020	$105,365,732	$78,669,140
T. Rowe Price	Retirement 2025	93,432,015	67,001,336
T. Rowe Price	Retirement 2015	84,518,866	66,774,688
T. Rowe Price	Retirement 2030	92,405,645	64,122,281
T. Rowe Price	Retirement 2035	68,969,201	47,299,318
T. Rowe Price	Retirement 2040	68,934,156	46,351,346
T. Rowe Price	Retirement 2010	45,129,645	38,902,379
T. Rowe Price	International Equity Index Fund	31,572,095	22,946,480
T. Rowe Price	Retirement 2045	31,968,476	18,197,562
T. Rowe Price	Retirement Income Fund	14,299,265	15,361,858
T. Rowe Price	Retirement 2005	14,150,448	14,217,078
T. Rowe Price	Extended Equity Market Index Fund	12,972,289	8,686,860
T. Rowe Price	Retirement 2050	6,082,644	2,522,022
T. Rowe Price	Retirement 2055	2,865,229	1,687,487
T. Rowe Price	Insurance Fund	987	1,006
Vanguard	Instl Index Fund	131,538,152	107,524,315
Dodge & Cox	Balanced Fund	123,205,378	97,692,192
Pimco	Total Return Instl	92,535,042	73,404,130
Vanguard	Small-Cap Index Instl	16,711,104	10,347,088
Total Mutual Funds		1,036,656,369	781,708,566
Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	121,445,096	85,793,699
Northern Trust Global Advisors	International Equity Fund	86,662,417	67,975,108
Northern Trust Global Advisors	Large-Cap Value Fund	63,211,744	51,373,793
Northern Trust Global Advisors	Small-Cap Fund	66,019,410	47,872,705
Northern Trust Global Advisors	Mid-Cap Fund	48,761,076	34,043,083
Total Custom Funds		386,099,743	287,058,388
Company Stock Fund
Rite Aid Corporation	Company Stock Fund	4,685,313	1,008,174
Uninvested Cash		2,350
Total Level 1		1,427,443,775	1,069,775,128

Level 2:
Common and Collective Trusts
	Bond Index Trust	17,267,458	14,997,242

Stable Value Fund Synthetic
Guaranteed Investment Contract
Prudential and T. Rowe Price	Stable Value Fund	419,378,747	400,555,390
Total Level 2		436,646,205	415,552,632
Level 3:
Participant notes	Loan Fund	43,504,747	41,980,797
Total Level 3		43,504,747	41,980,797

Total		$1,907,594,727	$1,527,308,557

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock – The Plan measures its Rite Aid common stock using the stock’s quoted price, which is available in an active market.  Therefore, this investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds – The Plan measures its mutual funds that are exchange-traded using the fund’s quoted price, which is in an active market.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Custom Funds – Custom funds are made up of two mutual funds.  The Plan measures its mutual funds that are exchange-traded using the fund’s quoted price.  They are traded daily based on observable fair value at a NAV that is recalculated daily.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Common and Collective Trusts – The T. Rowe Price Bond Index Trust is priced at trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).  Investments held by the T. Rowe Price Bond Index Trust are stated at fair value in accordance with ASC 820.  Therefore, the Plan classifies common and collective trusts as Level 2 securities in the fair value hierarchy.

Stable Value Fund – SVFs have underlying investments that consist of cash equivalents, collective trust funds, GICs, and alternative investment contracts.  Cash equivalents are short term investment funds that have a maturity of 90 days or less and are valued at cost.  The collective trust funds value is derived by their respective NAV.  The collective trust funds consist of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  GICs are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (“LIBOR”) forward interest rate curves.  The bonds are valued based on the pricing of similar bonds that are publicly traded.  In determining fair value, factors such as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts; such inputs were not significant to the valuation. Alternative investment contracts are valued based on their underlying securities, which consists of common funds consisting of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  Therefore, the Plan classifies SVFs as Level 2 securities in the fair value hierarchy.

Participant Loans – Participant loans are stated at cost, which approximates fair value.

The following table is a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Participant Notes
For the Year Ended December 31, 2008	Receivable	Total Fair Value

Beginning balance	$44,299,121	$44,299,121

Total gains or losses (realized/unrealized)	–	–
Purchases, sales, issuances and settlements — net	(2,318,324)	(2,318,324)
Transfers in and/or out of Level 3	–	–

Ending balance	$41,980,797	$41,980,797

	Participant Notes
For the Year Ended December 31, 2009	Receivable	Total Fair Value

Beginning balance	$41,980,797	$41,980,797

Total gains or losses (realized/unrealized)	–	–
Purchases, sales, issuances and settlements — net	1,523,950	1,523,950
Transfers in and/or out of Level 3	–	–

Ending balance	$43,504,747	$43,504,747

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides a self managed stable value investment option to participants that includes a synthetic GIC, which simulates the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes a benefit-responsive wrapper contract. A portion of the master trust’s SVF is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. (“TRPA”). The TRPA portion of the SVF consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the SVF. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the SVF, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008

Average yields:
Based on annualized earnings (1)	4.02%	4.80%
Based on interest rate credited to participants (2)	4.43	4.25

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	INVESTMENTS

The investments that represent 5% or more of the Plan’s assets at December 31, 2009 and 2008, are as follows:

	2009	2008

Stable Value Fund	$419,378,747	$400,555,390
Vanguard Institutional Index Fund	131,538,152	107,524,315
Dodge & Cox Balanced Fund	123,205,378	97,692,192
Northern Trust Global Advisors Large-Cap Growth Fund	121,445,096	85,793,699
T. Rowe Price Retirement 2020	105,365,732	78,669,140

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2009, as follows:

Investments:
Rite Aid corporate stock	$4,017,577
Mutual funds	218,110,754
Custom funds	99,075,693
Common and collective trusts	1,292,726
Stable value fund	18,634,799

Net appreciation in fair value of investments	$341,131,549

6.	TAX STATUS

The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

9.	CONTINGENCY

Operational failures have been identified in the Plan related to a failure to identify certain de minimis assets belonging to the Plan.  The Plan Administrator intends to correct the operational failures.  The Plan Administrator believes that this will not affect the continuing qualification of the Plan; therefore no provision for income taxes has been included in the Plan’s financial statements.  Additionally, the Plan Administrator believes any penalties, taxes and remedial payments, if any, will not be material to the Plan and, due to the operational failure, will be paid by the Company.

10.	RECONCILIATION OF FINANCIALS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009, is as follows:

Net assets available for benefits per the financial statements at contract value	$1,942,635,377
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,002,044

Net assets available for benefits per Form 5500, Schedule H, Part I (line L)	$1,953,637,421

For the year ended December 31, 2009, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Employee contributions	$132,599,979
Employer contributions	61,562,963
Rollover contributions	2,122,066
Investment income	27,690,536
Net appreciation in fair value of investments	341,131,549
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,046,085
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,002,044

Total gain per Form 5500, Schedule H, Part II (line 2d)	$579,155,222

******

SUPPLEMENTAL SCHEDULE

THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

				At
	Identity of Issuer, Borrower,		Number	Fair Market
	Lessor or Similar Party and Description		of Shares	Value

*	Common and Collective Trusts — T. Rowe Price	Bond Index Trust	612,104	$17,267,458

	Mutual Funds:
*	T. Rowe Price	Retirement 2020	7,216,831	105,365,732
*	T. Rowe Price	Retirement 2025	8,806,033	93,432,015
*	T. Rowe Price	Retirement 2015	7,921,168	84,518,866
*	T. Rowe Price	Retirement 2030	6,111,484	92,405,645
*	T. Rowe Price	Retirement 2035	6,475,981	68,969,201
*	T. Rowe Price	Retirement 2040	4,550,109	68,934,156
*	T. Rowe Price	Retirement 2010	3,235,100	45,129,645
*	T. Rowe Price	International Equity Index Fund	2,839,217	31,572,095
*	T. Rowe Price	Retirement 2045	3,165,196	31,968,476
*	T. Rowe Price	Retirement Income Fund	1,171,111	14,299,265
*	T. Rowe Price	Retirement 2005	1,355,407	14,150,448
*	T. Rowe Price	Extended Equity Market Index Fund	1,011,090	12,972,289
*	T. Rowe Price	Retirement 2050	717,293	6,082,644
*	T. Rowe Price	Retirement 2055	341,913	2,865,229
*	T. Rowe Price	Insurance Fund	987	987
	Vanguard	Instl Index Fund	1,289,843	131,538,152
	Dodge & Cox	Balanced Fund	1,924,182	123,205,378
	Pimco	Total Return Instl	8,568,059	92,535,042
	Vanguard	Small-Cap Index Instl	607,677	16,711,104

	Total Mutual Funds			1,036,656,369

	Custom Funds:
	Northern Trust Global Advisors	Large-Cap Growth Fund	10,862,710	121,445,096
	Northern Trust Global Advisors	International Equity Fund	5,638,414	86,662,417
	Northern Trust Global Advisors	Large-Cap Value Fund	5,684,509	63,211,744
	Northern Trust Global Advisors	Small-Cap Fund	4,746,183	66,019,410
	Northern Trust Global Advisors	Mid-Cap Fund	3,785,798	48,761,076

	Total Custom Funds			386,099,743

	Stable Value Fund Synthetic Guaranteed Investment
	Contract — Prudential and *T. Rowe Price	Stable Value Fund	31,681,668	419,378,747

*	Company Stock Fund — Rite Aid Corporation	Company Stock Fund	3,102,856	4,685,313

*	Participant notes	Loan Fund**		43,504,747
	Uninvested Cash			2,350

	Total Assets Held at End of Year			$1,907,594,727

*	Party-in-interest.
**	The loans range in interest rates from 4.0% to 10.5% and expire through 2022.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RITE AID 401(k) PLAN

	By:	/s/ Kenneth Black
Kenneth Black, not in his individual capacity, but solely
as an authorized signatory for the Employee Benefits
Administration Committee

Date: June 29, 2010

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm